United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Press Release
CVRD restructures its investment in Usiminas
Rio de Janeiro, November 6, 2006 — Companhia Vale do Rio Doce (CVRD) informs that its Board of Directors approved the restructuring of its stake in Usinas Siderúrgicas de Minas Gerais S/A — USIMINAS (Usiminas), involving its entry into the control group of Usiminas and the partial sale of the common shares owned by CVRD.
CVRD currently owns 25,810,728 Usiminas common shares, which represents 22.99% of total common shares and 11.46% of its total capital.
The Company will keep 6,608,608 Usiminas common shares, which will be tied to the new 15-year shareholders agreement of Usiminas, signed today.
Meanwhile, CVRD will sell, at the price of R$ 70.59 per Usiminas common share, 2,104,988 shares to Nippon Steel, 1,628,970 shares to Votorantim Participações S/A and 1,628,970 shares to Camargo Correa S/A, totaling 5,362,928 common shares, or R$ 378.6 million. The price of R$ 70.59 per common share is the average price for Usiminas’s preferred shares traded on São Paulo stock exchange (Bovespa) in the last 90 days prior to April 15, 2006.
Therefore, the remaining 13,839,192 Usiminas common shares that CVRD currently owns will be sold through a public offer that will be announced soon.
Such movement is aligned with CVRD’s strategy of promoting the expansion of the Brazilian steel industry and, simultaneously, allows the reallocation of capital to invest in its core business. Moreover, this restructuring is associated with the decision of the Usiminas controlling shareholders to realize a feasibility study regarding the construction of a slab plant, maximizing the company’s potential to lead the repositioning of the Brazilian steel industry in the global scenario.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virginia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations